                  FILED BY MILLENNIUM PHARMACEUTICALS, INC. PURSUANT TO RULE 425
                   UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO
                              RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                         SUBJECT COMPANY: COR THERAPEUTICS, INC.
                                                   COMMISSION FILE NO: 000-19290



                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 1 of 15


                           MILLENNIUM PHARMACEUTICALS

                              MODERATOR: MARK LEVIN
                                JANUARY 22, 2002
                                  3:00 P.M. MT

Operator:         Thank you for holding. Welcome to the Millennium
                  Pharmaceuticals 2001 fourth quarter and year-end conference call. At this time all participants are in a listen only mode.
                  There will be a question and answer session to follow. Please be advised that this call is being taped at Millennium's request. At this time I would like to introduce your host for today's call, Gina Brazier, Director of Investor Relations at
                  Millennium Pharmaceuticals. Please go ahead.

Gina Brazier:     Good afternoon and welcome to the Millennium Pharmaceuticals
                  2001 fourth quarter and year end conference call. I am Gina
                  Brazier, Director of Investor Relations at Millennium. With me today are Mark Levin, Chairperson and Chief Executive Officer for Millennium; Kevin Starr, Chief Operating Officer; Ron
                  Killian, current President and CEO of COR Therapeutics; John
                  Maraganore, Senior Vice President of Strategic Pipe
                  Development; and Clint Midley, Vice President of Corporate
                  Communications. We expect that all of you by now have seen a copy of our news release that was issued this afternoon. We want to spend most of our time during the conference call answering any questions you might have.

                  Before I turn the call over to Mark, I'd like to say that during this call we will be making forward-looking statements including statements about our growth and future operating results, discovery and development of products, potential acquisitions, strategic alliances and intellectual property. Various risks may cause Millennium's actual results to differ materially including annual results, new drug discovery [unintelligible] development processes, failing to obtain patent protection for a discovery, commercial indications [unintelligible] patents owned or controlled by third parties, our dependence upon strategic alliance partners to develop and commercialize products and services based on our work, typical delays in obtaining regulatory approval to market products and services resulting from our development efforts, and the requirement that the scheduled funding to conduct research and development and to expand commercialization activity.

                  For a further list and description of the risks and uncertainties we face, see the report we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements whether the result of new information, future events or otherwise. Important additional information has been filed with the SEC. Millennium has filed with the SEC a registration statement on form S4 in connection with the transaction and Millennium and COR have filed with the SEC and mailed to their respective stockholders a joint proxy statement prospectus in connection with the transaction. The registration statement and the joint proxy statement prospectus contain important information about Millennium, COR to the transaction and related matters.

                  Investors and security holders are urged to read the registration statement and the joint proxy statement prospectus carefully. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement prospectus and other documents filed with the

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 2 of 15


                  SEC by Millennium and COR through the Website maintained by the SEC at www.sec.gov. In addition, investor and securities holders may obtain free copies of the registrations statement and the joint proxy statement prospectus from Millennium by contacting myself, or from COR by contacting Jerry Ennis. Millennium, COR and their respective directors and executive officers may be forwarded today's proxy through Millennium or COR stockholders in connection with the transaction.

                  A list of the names of Millennium's directors and executive officers and descriptions of their interest in Millennium is contained in Millennium's proxy statement dated March 26, 2001, and obtain a report on form 10K for the year ended December 31, 2000, and its current report on form 8K dated December 6, 2001, which documents our files with the SEC. A list of the names of COR's directors and executive officers and descriptions of their interest in COR is contained in COR's proxy statement dated April 26, 2001, the interim report on form 10K for the year ended December 31, 2000, and its current report on form 8K dated December 7, 2001, which documents are filed with the SEC. A more complete description is available in the registration statement and the joint proxy statement prospectus.

                  The agenda for the call is, Kevin will review our financial results for the year ended December 31, 2001, and discuss our financial guidance for 2002. Mark will discuss the key components of Millennium's strategy, our accomplishments for 2001 and then conclude with our corporate goal for 2002. We will then take your questions. Kevin Starr will now review our key financial results, Kevin.

Kevin Starr:      Thanks Gina, and good afternoon to everybody. I'm pleased to report the financial results for another very important year at Millennium in building the leading biopharmaceutical company. Our operating profile continues to reflect our progress, including our strong balance sheet and ongoing success in achieving our commitments to existing and new alliance partners. For the full year 2001, revenue was $246.2 million, compared to $196.3 million for 2000. Millennium's alliance strategy continues to provide the company with significant funding used to build the enterprise.

                  Expenditures for research and development for the year ended 2001 were $400.6 million, versus $268.7 million for 2000. This increase represents our continued investment in building a sustainable product pipeline of important programs in major franchise areas. General and administrative expenses for the year ended 2001 were $82.7 million, versus $49.3 million in 2000. This increase is largely due to the expansion of Millennium's commercial organization, other business groups, and facilities and infrastructure necessary to support the growth at all levels of our business.

                  Other income, on a net basis, for the year ended 2001 was $112.1 million, versus $29.8 million for 2000. This increase is due to a higher level of invested funds, as well as a $20 million payment related to our December 2001 restructuring of our partial interest in Millennium and Ilex Partners limited partnership. Net loss before acquisition related charges and debt conversion expenses for the year ended 2001, was consistent with guidance that we provided earlier in the year, at $124.9 million, or 57 cents per share. This compares to a net operating loss of $92 million, or 48 cents per share for 2000.

                  In addition, during 2001 Millennium recorded amortization charges of $64.6 million, related to the 1999 acquisition of Leukocyte [sp] and the 2000 acquisition of Cambridge Discovery Chemistry from Oxford Molecular Group. As of December 31, 2001, Millennium had approximately $1.5 billion in cash, cash equivalents and marketable securities. This meets our goal of positive cash flow for the year.

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 3 of 15


                  Now lets turn to our financial outlook for 2002. The guidance is consistent with that previously announced in a press release on January 7, 2002. Please note that this guidance includes the impact of our merger with COR Therapeutics, we do expect this transaction to close on February 12, 2002, as we incurred and received earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Act, and the SEC has declared our S4 affective.

                  Our 2002 guidance reflects a continuation of our strategy of leveraging our strong balance and making balanced investments in building a leading biopharmaceutical company. To accomplish this goal, this year we will focus our investments on Integrilin growth and the continuation of building a sustainable product pipeline across businesses in our now four franchise areas, cardiovascular, oncology, inflammation and metabolic disease.

                  We will build this investment onto our investment strategy for a sustainable pipeline with 10 molecules in the clinic, and three to four more new molecules headed to the clinic in 2002. This will be followed by a goal of over five molecules entering the clinic each year, beginning in 2005, and we'll continue amassing the critical mass necessary to make this happen. 2002 will have over $500 million in R&D spending, and one of the strongest balance sheets in the industry. Now lets turn to some of the specific guidance.

                  First lets start with revenue. In 2002 revenue will consist of two components, Integrilin sales and strategic partnerships. We expect worldwide Integrilin sales to increase 30% to approximately $300 million in 2002. Of that Millennium expects to record revenue of approximately $150 million. In addition, we expect strategic alliance revenue of approximately $250 million, for a total revenue target of over $400 million for the year.

                  Second, research and development expense. In 2002 we expect to continue our investment strategy in our R&D efforts, resulting in a total annual research and development spending in excess of $500 million. The focus of these investments will include expanded development programs for MLN341 and Integrilin, new and ongoing clinical trials, continued investment in our discovery engine and our industry-leading platform.

                  Third, net operating loss. As a result of these investments, we expect to record a net loss from operations in the range of $175-200 million for 2002. Fourth, cash and debt. We expect to end 2002 with a very strong balance sheet, with a cash target in excess of $1.7 billion and approximately $250 million in long-term outstanding debt. In addition, acquisition related charges, in addition to net loss from operations, Millennium will record the following charges related to our acquisition of COR Therapeutics. The acquisition is valued at approximately $1.9 billion and will be accounted for as follows, approximately $250 million will be recorded as a one time, non-cash charge in 2002, for in process research and development. Approximately $500 million of the total value will be allocated to intangible assets, primarily related to Integrilin. These specifically identified intangible assets will be amortized over a 13 year period, with the 2002 impact expected to be approximately $28 million. The remainder, approximately $1.2 billion, will be allocated to net tangible assets acquired and good will.

                  So with that, let me turn the call over to Mark.

Mark Levin:       Thanks Kevin, and good afternoon everybody, and happy New
                  Year. Today I will discuss the progress we've made in creating a leading biopharmaceutical company. I will focus my remarks on our overall vision, our four franchise areas, our accomplishments made in 2001, and then I will review our corporate goal for 2002, including delivering on our promise.
                  But first I'd like to start on an overview of where we are with the COR/Millennium merger.

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 4 of 15


                  On December 6 we announced our intention to merge with COR Therapeutics, and we expect to close on February 12, a little over two months from the day of announcement, an amazing effort on the entire team's part. The merger brings us the following, the number one cardiovascular franchise in biotechnology, with the leading inject able anti-platelet drug on the market, and three to four additional molecules in the clinic by year-end. It continues to build on one of the top oncology franchises in the industry today, with one therapeutic product on the market and a total of five to seven molecules in the clinic by year-end. It brings us a leading commercial organization in the United States, which we will be expanding into oncology in both US and Europe. It brings us a biological effort that strengthens all four franchises. And finally, a very strong team that continue to build Millennium for long-term success. This merger gives Millennium the platform to deliver on our promise.

                  Let me just start off and summarize again for everybody our vision, mission and strategy. Millennium's overall vision is transcending medicine, making a difference in the quality of people's lives. That is why we're all at Millennium. In order to make a difference, we are building the leading biopharmaceutical company with three key strategies. First of all breakthrough products, products based on the cause and pathway of human disease, and a sustainable pipeline, something not done today in biotechnology. Secondly, the combination of personalized medicine and productivity, these are the core sells of our revolution in changing the future of medicine and the future of the industry. And we wrap all this together with a value creation model and commitment to shareholders that is based on a sustainable pipeline, personalized medicine, productivity and business innovation. It is these key efforts that feed into an overall model that we monitor and use to make decisions on a monthly and annual basis to drive shareholder value.

                  Let me now go into more detail about the status of the programs of each one of our franchise areas, and I'll start with cardiovascular. Overall the cardiovascular area is the leading franchise in the industry today, representing over $40 billion in sales. As a result of the merger with COR, we will have Integrilin, the leading product in its class. And behind that, a very strong clinical pipeline in the cardiovascular area. Integrilin is a breakthrough product for acute coronary syndrome. It's the number one anti-platelet agent in the IV area, with $230 million in sales, representing 33% growth in 2001. Market share is now over 50%, which is a remarkable accomplishment achieved over the last couple of years. We expect 30% annual growth toward a $500 million plus market opportunity over the next several years.

                  A second molecule behind Integrilin is Factor 10A, a very important molecule in the overall anticoagulant area. This is going to be a potential replacement for cumadin, a potential multi billion-dollar market. We will end the year with four to five molecules in the clinic, with an exciting discovery pipeline.

                  Now let me talk about oncology. Genomics milicro pathway biological systems again will drive our efforts in oncology. Oncology is the leading area of unmet need in the world today, and in collaboration with our partners, Millennium has brought two oncology products to the market. In addition, Millennium has a deep clinical and pre-clinical pipeline in the oncology area. Our proteasome inhibitor, MLN 341 is a very important molecule. We reported exciting preliminary data late last year in early phase two studies in multiple myeloma. We believe proteasome inhibition is a major point of intervention now in the oncology area. MLN 341 represents a great opportunity for us. New recons and new pathways, broad applications, liquid and solid tumors and a very, very broad iloxial property estate.

                  Our anti PSMA program is an antibody that selectively targets PSMA, a protein or antigen uniquely [unintelligible] on the surface of virtually all prostate cancer cells. PSMA expression increases with advanced tumor grade and disease phase, so as the disease gets worse, PSMA

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 5 of 15


                  expression increases. ML 591 is now in phase one trials with the [unintelligible] molecule, and we are very excited about what we have seen so far. We expect to have a toxin conjugate at phase one later this year.

                  In the receptor tyrosine kinase area, COR submitted an I&D for CT5351A this past December. If things go well, this will be in the clinic soon for acute myeloid leukemia. So as we look at the overall oncology program, we have two products on the market, 341 and 591 in the clinic, and by year-end we'll have five to seven molecules in clinical trials with a deep discovery effort in antibodies and small molecules.

                  Now let me summarize the inflammation franchise. Inflammation is certainly one of the major markets, with over $25 billion in sales today. We're working with rheumatoid arthritis, asthma, IDD, multiple sclerosis and other major areas. Millennium has two molecules in the clinic, 977 and MLN 02; phase two data will be available on both of these programs later this year. We will end the year with three to four molecules in the clinic out of our inflammation franchise.

                  In addition we have strong expertise and a very exciting 50/50 partnership with Aventis in this area. Combined with Aventis we have over 350 full time people working just in discovery on these diseases. It's an extraordinary effort, probably one of the largest in the world, on these diseases.

                  And finally, the metabolic franchise. We have a major effort now in obesity across all the different organ sets. We're looking in the brain at satiety and hunger. We're looking at the gut in absorption. We're looking at adipose tissue for thermo genesis, and we're driving a very important deep discovery pipeline forward. Obesity clearly is going to be one of the largest franchises going forward. Tens of millions of people have this disease. Our first molecule, MLN4760, was put in the clinic late last year and there is a potential for another molecule to go into the clinic this year. We have a very important relationship with Abbott, 50/50 around the world, commercialization included. Combined, over 250 people in research now working on driving molecules into the clinic.

                  So in summary, a little over three years ago we were talking with you about genes and targets. Now those genes and targets make up four franchise areas with tremendous potential in the marketplace, and we've done all of this in just a few short years. So let me go back now and summarize the 2001 accomplishments. A year ago as we always do, we stated our goals for 2001. I'll now review our accomplishment toward those goals, and I'll break it down into the four key categories. First, breakthrough products. We stated we would have CamPath on the market, CamPath was launched in the United States in June and Europe in August, this goal was accomplished. We said we expected to make rapid clinical progress on MLN 341 by starting phase two multiple myeloma trials and also multiple phase one solid tumor trials. Done.

                  In our inflammation franchise we expected to finish enrollment with MLN02 in phase two trials in patients with Crohn's disease and to initiate a phase two trial with MLN02 in patients with ulcerative colitis. We met our goal on both of these. Also out of our inflammation franchise we met our goal of initiating phase two trials with MLN 977, for treatment of patients with asthma. We expected to expand the breadth of both clinical and pre-clinical pipelines overall by putting 12 new molecular entities into the clinic and another 12 new molecular entities into lead optimization and pre-clinical development. We feel that we did very strong justice to this set of goals. While we did not get 12 into the clinic, we got 10 in plus one I&D filed, and through the merger with COR, one additional product on the market. And we surpassed the lead optimization pre-clinical goal by advancing 13 programs.

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 6 of 15


                  We had also stated that one to two of the molecular entities in the clinic would be genomically derived. We succeeded in that goal in November when we announced the initiation of phase one trials with MLN 4760 for the potential treatment of obesity. Let me now move on to the productivity and personalized medicine goals for 2001.

                  In addition to generating $80 million in revenue from our productivity platform, which we said we would, we aggressively continue to move the platform downstream. We are now addressing bottlenecks within the clinical process and have initiated multiple efforts from [unintelligible].

                  We have signed another of important partnerships to move our platforms downstream into pharmacogenomics and admin. These include collaborations with Far Side, Structural Genomics and Abbott, to name a few.

                  And we also expected to make aggressive strides to expand the depth and reach of our unparalleled pipeline and met that goal by characterizing more than 2,000 drugable [sp] targets, and more than 70 high through put screens. Let me now move onto the final category, Valuperation [sp].

                  We said that we would continue to implement our M&A strategy to bring in late-stage molecules products, technology and capabilities, and we feel we've been very highly successful in meeting that goal through our Cor merger. We signed a 50-50 deal with Abbot in the area of metabolic disease early in the year, thus meeting our metabolic disease goal. We set forth as a goal an aggressive [unintelligible] licensing strategy and have met that goal by bringing in several clinical and pre-clinical programs, including MLM 591 for Prostate Cancer, GCC for Colin Cancer and a portfolio of new candidates to work in a manner similar to Dual Topolyte [sp] Tyrosine inhibitors but with nominal DNA damaging mechanisms of action for solid tumors.

                  From an intellectual property standpoint, we exceeded our goal of 200 issued patents and 2,000 patent applications. In short, it was a great year for all of us at Millennium. We end this year with two therapeutic products on the market, four franchise areas, 10 molecules in the clinic and one of the strongest financial positions in the industry.

                  Let me now move onto our 2002 goals. Our first set of goals, we [unintelligible] are our overall goal of building a sustainable pipeline of very [unintelligible] products, a key strategy in our objective of creating the leading biopharmaceutical company. First, we intend to generate a 30% increase sales in the worldwide sales of Integrilin for a total of $300 million. We intend to accomplish through a variety of initiatives, including seizing market share, growing the market through our innovative Crusade trial and adding new indications for this blockbuster product.

                  Two, we plan to initiate a Phase III trial for Millennium MLM 341 in multiple Myeloma in the first half of 2002. We and a number of clinicians are very excited about the promise of this drug. So the initiation of Phase III trials represents a significant step forward in bringing this drug towards commercialization. We will also continue a very aggressive combination trial program in solid tumors.

                  Three, we plan to enter three to four new molecular entities in the clinic. As you could probably surmise form my discussion of our four franchise areas, we have a very deep pre-causal pipeline from which to draw these clinical candidates in 2002.

                  Four, like last year, we intend to deliver our 75 high through put screens, which has been and will continue to be a key factor in our discovery engine and key to a long-term sustainable pipeline.

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 7 of 15


                  And fifth, under product pipeline, is our overall total R&D investment. As Kevin said, it's expected to be over $500 million for 2002, which is in the top of the biotechnology industry. This considerable research and discovery effort will drive the acceleration of our clinical pipeline as well with moving the discovery in pre-clinical compounds forward quickly. All of this is directed towards building a steady stream of novel and important products, through the development process, towards the markets and patients.

                  And the next category of goals relates to personalized medicine and productivity, the cornerstone of our revolution to changing the future of medicine and the pharmaceutical industry. We believe in marshaling the forces of personalized medicine productivity will be necessary to create a major biopharmaceutical company that generates products that make a difference in peoples' lives.

                  In 2002, we will have a major effort underway to incorporate pharmacogenomics in six clinical programs, which we believe represents the strongest commitment in the industry to this effort.

                  And finally, on the Valuperation side, we continue to target break-even in 2004. We will continue to pursue merger and acquisition opportunities of both products and companies as we did last year. We will continue to see transforming alliances with pharmaceutical companies and others. And we will end the year with a strong balance sheet of approximately $1.7 billion in cash, and $250 million in long-term outstanding debt.

                  So in summary, Millennium is delivering on our promise of building a major biopharmaceutical company. We have the leading injectable anti-platelet drug growing to $300 million in 2002. We have 10 molecules in the clinic, with three to four new molecules in the clinic in 2002. We have 341 entering Phase III trials for multiple Myeloma in the first half of 2002, and important combination trials for solid tumors continuing. We are building a sustainable pipeline, with five-plus molecules entering the clinic and one to two new products entering the markets [unintelligible] every year beginning in 2005. This has never been done before in biotechnology.

                  The critical mass necessary to make it happen, $500 million in R&D and one of the strongest balance sheets in the industry, the vision of personalized medicine and productivity and the ability to build the biopharmaceutical company of the future and to make a difference in the totality of peoples' lives. With that, I'll turn it over to our operator for questions. Thank you very much.

Operator:         At this time, we will take any questions you may have. If you have a question, please press the one followed by the four on your touchtone phone, and you will hear a three-toned prompt to acknowledge your request. If you would like to cancel your question please press the one followed by the three. Your first question comes from Maykin Ho, Goldman Sachs. Please go ahead.

Maykin Ho:        Hi Mark.

M. Levin:         Hi Maykin, how are you?

M. Ho: Thanks. On the 341 program, can you give us a little bit more detail in terms of the Phase III trial for [unintelligible] Myeloma? And also, some of the studies that we might be seeing results on this year on solid tumors?

M. Levin:         Yeah, Maykin. John Maraganore's going to do that.

J. Maraganore:    Hi, Maykin. The 341 program is still--the final design is
                  still being finalized. We're looking at a trial that will be between 400 and 600 patients. We'll be randomizing patients to receive either 341 or high-dosed Exemethizone [sp]. Patients enrolled in the trial will include relapse patients as

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 8 of 15


                  well as patients that have refractory. And, we plan to conduct the trial in over 50 sites. We believe that the end point for the trial will be timed to disease progression.

M. Ho:            And the other tumors?

J. Maraganore:    We continue to have aggressive programs, as you know, on the solid tumor setting, in addition to our studies that we started earlier last year with [unintelligible]. We recently started a program with Haxatier [sp]. We expect to have much of these data in addition to additional Myeloma data at the upcoming Asco meeting in May.

M. Ho:            Oh, that's great. And, is Vaughn on the phone?

J. Maraganore:    Vaughn is.

M. Ho: Hi Vaughn. Can you tell us a little bit about the status of Integrilin, what you're seeing in the marketplace, in terms of share? And also the usage and duration setting?
                  [Unintelligible-background noise] it comes to Crusade?

V. Killian:       Sure. In terms of usage, our market share in the November
                  timeframe, our patient market share was in the low 50s. We crossed over the 50% level and now we're seeing our market share in the mid-50s. So the market share is continuing to grow for Integrilin on a patient basis. And obviously, the dollars lag that but are tracking in the same direction.

                  In terms of Crusade, Crusade is enrolling sites right now and we're going to have our first pass at data from hospitals at the ACC meeting in March.

M. Ho: OK. And, what are you seeing in terms of duration of usage and the usage in the emergency room?

V. Killian:       You know we don't expect to get the results from that market research survey until mid-February. So I would imagine that sometime around the ACC we'd be making that data available.
                  We don't have the most recent data in house, Maykin.

M. Ho:            OK.

V. Killian:       OK?

M. Ho: It seems that from market share data then it seems that the pick up due to September 11th is now working its way through?

V. Killian:       Yeah. You know, there are several dynamics that were going on there. One was, as you recall we had to get our sales force back to full strength, get over that lull of September.
                  Actually right now, Mark, Kevin and I were all, and John as well, at our national sales meeting, we have all of our sales force here getting excited about the new merger and focusing back in on Integrilin and we have, I believe, darned near a full sales force.

                  We have one territory opened. I'll save it for you, if you want.

M. Levin:         Hey Maykin, this is Mark. Several of us sat in on that meeting most of the day today. I'll tell you, the excitement in the room about Integrilin but also the merger between the two companies was just incredible. And, you know, I came away from that even more convinced that this is going to be just a wonderful, extraordinary merger.

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                    Page 9 of 15


M. Ho:            That's good to hear. Thank you very much.

Operator:         Your next question comes from Matt Geller, with CIBC World
                  Markets. Please go ahead.

Matt Geller:      Hi, could you go into some more details about MLN-02, in terms of what we might expect to learn from the Phase II? What the design of the study and what the timing is and what other
                  [unintelligible] studies it might lead to?

J. Maraganore:    Hi Matt, John Maraganore.

M. Geller:        Hi.

J. Maraganore:    MLN-02, as you know, is our Anti-Alpha 4 Beta 7 antibody. This is a de-immunized antibody directing, effectively, a surgical strike at blocking T-Cell migration to the inflamed
                  [unintelligible] in inflammatory bowel disease. And we believe this is a drug that's got potential, not only in Chron's disease, which is where drugs like Remacaid [sp] and Emberol
                  [sp] are currently proven to be effectively. But also in Ulcer
                  Colitis, which is effectively an untapped market today, with the existing drugs, biologics that have been introduced in IBD.

                  We completed, in December, our Chron study. This is a study of 180 patients. It was a multi-dose, placebo-controlled, double blind randomized study across multiple centers, largely in Canada. And we will be reporting on the results of that study in the first half of this year.

                  The end point of that study is the Chron's Disease activity index, which as you know Matt, is the standard end point that is used for measuring efficacy of a drug. The nice thing about that end point is that it also turns out to be an approvable end point from the FDA. But that obviously would come out of our Phase III studies.

M. Geller:        Will that be presented at DDW this year?  Or--?

J. Maraganore:    The timing-we're having to finalize the timing on that. It won't be a formal presentation at DDW, but the results may coincide with that meeting.

M. Geller:        And is this a controlled--this is a controlled double-blind study that you've already unblinded and seen the results of?

J. Maraganore:    No, haven't unblinded the trial yet. We are currently at this point stopped enrollment. We still are collecting data as it relates to follow up in patients that are completing their last follow up route.

M. Geller:        Great, thanks a lot.

J. Maraganore:    Thanks, Matt.

Operator:         Your next question comes from David Witzke with CS First
                  Boston. Please go ahead sir.

May Robb:         Hey, it's May Robb and David and we have a few questions. One of the questions related to the financials. In terms of SG&A, SG&A and R&D, you're significantly above [unintelligible] this quarter, so, you know, excluding the impact of acquisition, which definitely wasn't in the numbers here, what are the reasons? Especially on the SG&A line, and would you expect that trend to continue? And also, David has a few questions.

K. Staff:         Yes, thanks. This is Kevin. On the SG&A side, I think you're starting to see the evolution of Millennium's strategy that, prior to the Cor merger, to build some critical mass in our commercial

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                   Page 10 of 15


                  area. One of the biggest drivers was us gearing up for a lot of the activities related to 341 on the market side.

                  We also had some significant business expansion over here. We've talked, in the past, about Millennium's growth. From a people and facilities side, we have about 400 thousand square feet that are now under construction at Millennium. Some of that space is now coming on line. And those are really the two primary drivers of the increase in G&A. It's really commercial infrastructure build and then overall build to support the infrastructure operating the company.

                  And so, what you're going to see post-merger with Cor is, we'll be breaking out, as Cor has done traditionally the sales and marketing line separate from G&A. So you'll more modest growth in the traditional G&A and you'll see us making some pretty significant investments over the next 12 to 18 months in building more commercial capabilities, not just focused on Integrilin but really getting ready for 341.

M. Robb:          OK, and David has a few questions.

David Witzke:     Kevin, I had a couple of questions relating to the quarterly break out. The first, the Cam [unintelligible] revenues from the JV[crosstalk].

K. Starr:         Yeah.

D. Witzke:        [Crosstalk] 20, third and fourth quarters, will that be spread out over the year? Or recognized in those quarters?

K. Starr:         We will have--we'll recognize those Cam[unintelligible]
                  payments in the fourth quarter of each year.

D. Witzke:        Both of them? OK.

K. Starr:         And so, remember folks, when we announce that restructuring of that partnership, we will receive three additional payments, in addition to the 20. We'll have received three additional payments of $40 million each, over the next three years.

D. Witzke:        OK, and a couple of other, on the accounting, as far as the share count following the closure, the merger, are we looking at 58 million new shares? Or, is it 78 million?

K. Starr: No, it's closer to--it's about 56, 55 to 56 million shares, is what we put in our S4. We think we'll be pretty close to that, pretty close to that number in the transaction. But one thing as you know is, depending on what happens with the convertible debt over the year, would add to that share base. But excluding the convertible debt, we've been averaging about a 3 to 4% dilution effect related to normal use of our stock with options, which is pretty standard, actually a little bit below industry average right now.

D. Witzke:        OK, and then finally, the distribution of the $250 million guidance for partnership revenues? How will that look over the quarters?

K. Starr:         Well, I think it'll look like it has been traditionally. We previously weigh that towards the tail end of the year. I think we've come in at a pretty close pattern on that, each of the last two or three years. So, we suspect it will look very similar to that.

D. Witzke:        OK, thank you.

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                   Page 11 of 15


K. Starr:         Thanks David.

M. Robb:          Thanks.

Operator:         Your next question comes from Ellen Lubman, with Robertson
                  Stephens. Please go ahead.

Ellen Lubman:     Thanks. One of my questions was answered. But the other one was, I was just curious as to how, I guess, the development with the Athi [sp] collaboration is coming along? And how will you be using that in the personalized medicine area, and if you are already doing so? Thanks.

M. Levin:         Hi, this is Mark. On the Athi collaboration is coming along very well. Let me just step back and tell you a little bit about what drove that for us. You know, as you know over the last few years, certainly from the day we founded the company, we were very focused on the early stages of the gene in drug discovery, genes, targets and leads. And we built inside our own transcriptional profiling facility, based on our own Nylon
                  [sp] technology.

                  But based on our commitment to move downstream and build a fully integrated company, at the focus inside on things that we can do best and things that cannot be done on the inside, we again have built this facility.

                  Over the last year or so, based on the fact that genes are becoming available, therefore Olivos [sp] are much more important, we've now been convinced that the Athi Metrics technology is the best technology in the industry, for us to really base our transcriptional profiling facility on. So, you're going to see us aggressively, in 2002, replace our own Nylon platform with the Athi platform, and use that across our overall gene discovery, target discovery. We'll use it in Margery [sp] discovery all the way from gene to patient.

                  And we expect to complete most of that transition during the year 2002.

E. Lubman:        Great, thank you.

M. Levin:         OK, thanks.

Operator:         Thank you. Your next question will come from Dennis Harp, with
                  Deutsche Bank. Please go ahead sir.

Dennis Harp:      Thank you. The first question is for Kevin. On your cash
                  balance, what do you expect to earn as far as your interest rate?

K. Starr:         Well, that's a tough one to forecast, Dennis. I wish I had your crystal ball on that one. You know, our overall net interest incumbent in our projections, are factored into that loss profile. There's obviously going to be a little bit of variability. We're probably in the, you know, 4 to 5, or 5.5% range. It depends on, you know, short-long-term yields shape out over the next year.

D. Harp: The second question is more for Mark, I guess. That is, you're standing by the objective of '04 profitability. Are you able to get there with the Cor acquisition alone? Or, should we be anticipating additional acquisitions, either companies or products that would get you there by '04?

M. Levin:         That's a good question. Again, as we've started, it's break even, plus or minus, by 2004. And we've felt for many years now that it was important, not only to build a strong discovery and development pipeline, but really drive the company to break even and then, eventually over the next few years, very aggressive growth on an annual basis. So '04 is the break-even year, plus or minus.

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                   Page 12 of 15


                  We expect to do that with Integrilin growing as it, the possibilities of 341 entering the marketplace in that time. And also, as you suggest, it's going to be most likely dependent on additional acquisitions of late stage molecules or products on the market today. And that continues to be an ongoing effort of ours. We're looking, but the most likely scenarios are to continue to look in the cardiovascular and oncology areas. Again, late stage molecules, and/or products.

                  It could potentially happen somewhere else, but those are the areas. So look for Integrilin growth, 341 and acquisitions of late molecules and/or products for oncology and cardiovascular.

D. Harp: Great, and I have one final question. Of the three to four new products to enter the clinic in 2002, what might those be?

M. Levin:         Well, as I mentioned when I went through the overall summary, the actual that we have opportunities across the entire pipeline. If you remember, I mentioned our goal for '01 was the end of the year, with 12 late stage molecules or pre-clinical candidates. We ended the year with 13. So, it could come out of those 13 candidates and those 13 candidates are actually in the cardiovascular area and the oncology area, for the most part. But they also exist in inflammation and metabolic disease. So, they're distributed across all four franchises.

                  So, we enter this year with high confidence about those three to four molecules entering the clinic in 2002.

D. Harp: And, would you care to say, of those 13, which are the top one or two that you think are most promising?

M. Levin:         I wouldn't want to comment on any specific molecule. As you know, [unintelligible] for pre-clinical [unintelligible] candidates do occur. And we really don't want to say it's this particular molecule, or this particular molecule. We have lots of opportunities. We're certainly excited about all of them.
                  So, I think it's better to say that we've got 13 candidates in front of us and we think we will certainly hit the three to four this year.

                  And I think more importantly, if you remember, I said by the year 2005, based on the discovery pipeline we see in front of us, we will be delivering five-plus molecules to the clinic every year, forever, essentially. And that's something I think is really very important to consider, because no other company in biotechnology does that today.

D. Harp:          Great. Thank you very much.

M. Levin:         Thanks.

Operator:         Your next question will come from Caroline Pratt, with
                  Needham. Please go ahead.

Caroline Pratt:   Hi everybody. My question is, can somebody talk about the RTK program beyond Flip 3? What therapeutic areas are you looking at, and specifically, maybe, what compounds?

J. Maraganore:    Sure Caroline, this is John. We have a very [unintelligible]
                  rich pipeline behind RTK, and Vaughn should certainly chime in here. It builds off of the receptor Tyrosine Kinase work that has been going on at Cor for many, many years. It also synergizes very nicely with the Kinase work that's been going on at Millennium, for quite some time.

                  And, as we look in front of us now, we clearly with CT53518 have got a program with a filed I&D, we expect that to head to the clinic shortly, and that's going to be the lead molecule, and

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                   Page 13 of 15


                  that's FLID3 Lygan, which as you know is genetically modified in patients with acute myeloid leukemia, and represents almost a glivet [sp] like strategy for intervening in that disease.

                  Behind that we've got a program, 608, which is a backup program with some attributes that we think might make it suited for diseases like glyoblastoma, this includes ability of that molecule to penetrate the blood brain barrier. And then we think there are opportunities even beyond that with agents that are more targeted toward the MGF receptor in settings such as fibrosis and restenosis. So we think that, we look at this across in fact, three of our franchises, so we're covering cardiovascular, inflammation and oncology with this whole platform of receptor tyrosine kinases, and obviously can build off of that in a very significant way.

M. Levin:         Hey John, this is Mark. What's also exciting about this, and
                  John was getting to that, is that the expertise in kinases in general expands across now the merged company. We've identified over 100 novel kinases at Millennium. COR has been doing chemistry in the overall kinase area; we're doing chemistry in the kinase area. We just formed a relationship with Structural Genomics in the overall structural area to look at kinase structure. We're building up our own group inside. So overall receptor tyrosine kinase's internal tyrosine kinases, the structural chemistry around that is really going to drive this across all of our franchises.

V. Killian:       And this is Vaughn, just to tag on to what John said, this is one of the hidden reasons we were so excited about this merger, that there is a lot more commonality of biological interest between the two companies that most people recognize.
                  But we recognized the minute we started talking with Mark and the rest of the scientists here at Millennium.

Woman:            Great, thank you.

M. Levin:         Thanks Carol.

Operator:         Your next question will come from Jeff Meacham with UBS
                  Warburg; please go ahead.

Jeff Meacham:     Hi guys, good afternoon.

M. Levin:         Good afternoon.

J. Meacham:       Could you update us on the status of the oral 2B3 inhibitor?
                  Are you guys going to go forward with this program, or are you instead focusing more on Integrilin for indications?

V. Killian:       This is Vaughn. As you know the oral 2B3A program is one
                  that's been plagued by misfortune on the part of all the competitive products. The only product out there beside karmafiban [sp] is a product from Dupont/Merck that is now part of the BMS collaboration. We've been waiting to see the results of their phase three trial before we even recommended to Millennium that they invest in that program. Clearly until you see that its hard to proceed down this path. And looking at the rich pipeline that Mark has already described for you, and John started to describe, we think that until there's clear evidence that we might have a significant opportunity here, we're much better off allocating resources elsewhere.
                  But the product is still there, still available and can be moved forward very rapidly.

J. Meacham:       OK. And I guess a question for John, could you also update us on the status of MLN977? You said that we'll see data this year?

J. Maraganore:    Yes, that's our program in asthma. This is a small molecule drawn that's targeting fibro glysoginase [sp] which is a central pathway in the generation of proto-inflammatory leucotwains [sp]. We have an oral program that's in phase two, we also have an inhaled program that we're

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                   Page 14 of 15


                  developing, because we've seen some very strong data regarding the ability of providing topical delivery of this drug, to have a more significant anti-inflammatory affect. We will be completing enrollment of our phase two program over the first half of the year, and will be reporting our results this year as well.

J. Meacham:       Any indication as to the end points of the trial, or the
                  number of patients?

J. Maraganore:    Sure. The program is enrolling across multiple centers, up to
                  300 patients. We have, as a primary end point of the study;
                  we're looking at FEV1. It's a multi-dose study, so we're looking at multiple doses of the drug, we're looking at the effects on FEV1, which is a primary end point in many asthma studies, and we are also looking at secondary endpoints as it relates to other symptoms of asthma, like nocturnal symptoms.

J. Meacham:       OK, great, thanks.

Operator:         Your next question will come from Anna Kazanchyan with
                  Wachovia Securities; please go ahead.

Anna Kazanchyan:  How are you?

M. Levin:         Hi, how are you?

A. Kazanchyan:    Fine, thank you. Several of my questions have already been answered, but I have just two additional questions. You did mention that you intend to grow through M&A during this year and going forward. Could you provide us a little more color on that as far as are you looking more to acquire companies versus product, and if you are looking to acquire companies, how do you plan to deal with explosive growth that may result?
                  And secondly, now that you have the fourth franchise, the cardiovascular franchise, I assume you also will be looking at cardiovascular compounds and companies, but overall it has been my impression that these trials require more prolonged follow up and are generally enrolling more patients, they are more expensive than some of the cancer trials that one can conduct. In light of that I'm wondering if the R&D estimate for next year is a little bit more conservative than it should be? Thank you.

M. Levin:         OK, good questions. Let me just kind of give you a little
                  color on that, as you suggested. One of the important things to think about is when you're building, as we are, the next major biopharmaceutical company, is that certainly you want to drive it internally, but you want to complement it with expertise, technologies and certainly molecules and products from the outside. And we had a board meeting, which we've talked about many times before, a little over three years ago, where we said, lets drive the company from the inside, but lets complement it with expertise and with molecules from the outside.

                  And if you look back at the history of the entire pharmaceutical industry, not just over the last couple of years, but if you look at Pfizer and the Merck's and all the major pharmaceutical companies, 30 and 40 and 50 and 60 years ago, they were all built by bringing important companies together, again not just over the last couple of years. So that's been a Millennium premise, in order to build a major company, bring assets together. So where are we today? Well, we do have a major effort in this whole area. We have a team in place; the team is continuously evaluating what we believe to be the major most important companies in the industry. We are also evaluating all the pipelines of the major companies, and certainly evaluating a lot of the pipelines of the major pharmaceutical companies.

                  These discussions are ongoing every week, we have a significant meeting every Monday night where we review all the data, and it's tied into an overall value creation model that we're driving the company on, building a major pharmaceutical company over the next 10 years. So where are

                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20147577
                                                           Moderator: Mark Levin
                                                   January 22, 2002/3:00 p.m. MT
                                                                   Page 15 of 15


                  we focused today? We're focused certainly on cardiovascular area and the oncology area, as I said before. We're looking for late stage molecules and/or products on that market. That's the driving force today. I should tell you that it doesn't have to occur this month or six months from now, or twelve months from now, its based on the quality and the match of the people and the products, and they will occur at the appropriate time. A big part of this overall strategy is continuous evaluation, continuously talking to the best people in the industry, and then the appropriate opportunity. Because if you're not talking all the time, you will miss a lot of important opportunities. So focus is cardiovascular and oncology, and we believe that's certainly going to be key in breaking even in '04 and building a major company over the next eight to ten years. Does that answer your first question?

A. Kazanchyan:    Yes, thank you.

M. Levin:         OK, thanks. Hello?

Operator:         One moment. That's all the time for questions we have today, please continue with your presentation.

G. Brazier:       That concludes the Millennium Pharmaceuticals 2001 financial results conference call, thank you all for participating.

M. Levin:         Thanks everybody, have a great day.

Operator:         Ladies and gentlemen, that does conclude your conference call for today. Thank you for participating.